SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



          RYANAIR ANNOUNCE RECORD 200,000 ADVANCE BOOKINGS AT SHANNON
                     10,000 FREE* SEATS TO UK TO CELEBRATE

Ryanair, Europe's No.1 low fares airline today (Wednesday, 2nd March 2005) announced record advance bookings at its new Shannon base, which starts on 3rd May 2005. In just 3 months since the 9 new routes were announced, over 200,000 bookings have been recorded on the Shannon routes. In the first year of operations, Ryanair expect to carry over 1.5 million passengers through its new base at Shannon Airport.

Speaking in Shannon today, Ryanair's CEO, Michael O'Leary said:

       "Over ONE MILLION European visitors will travel this year to Shannon and the Mid West of Ireland sustaining 1,500 jobs in the tourism industry thanks to Ryanair's low fares and Shannon airport's low costs.

       "To celebrate these record bookings we are offering 10,000 free* seats on our Shannon routes to the UK: Glasgow, Liverpool, Nottingham and London (Luton, Gatwick and Stansted) and 10,000 seats from only EUR9.99* on our Shannon/Europe routes (Stockholm, Hamburg, Dusseldorf, Brussels, Paris, Milan and Barcelona). We would urge passengers to book early at www.ryanair.com as seats this cheap will be snapped up quickly".

Booking Period        Wed 2nd March - midnight Sun 6th March 2005
Travel Period         3rd May 2005 - 30thJune 2005
Applicable days       Mon - Thurs
Blackout Periods      26/05/05 - 30/05/05 & 02/06/05 - 06/06/05
*One way exclusive of airport taxes and charges

Ends.                         Wednesday, 2nd March 2005

For further information:
Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 March 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director